UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒        Annual Report Pursuant To Section 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐  Transition Report Pursuant To Section 15(d) of The Securities Exchange Act of 1934

For the transition period from                            to

Commission File Number 001-07935

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL RECTIFIER CORPORATION
233 KANSAS STREET
EL SEGUNDO, CALIFORNIA 90245

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

By: INTERNATIONAL RECTIFIER CORPORATION, plan administrator

June 29, 2009	/s/ ILAN DASKAL
Ilan Daskal
Chief Financial Officer

International Rectifier Corporation

Retirement Savings Plan

Index

Page

Reports of Independent Registered Public Accounting Firms	1-3

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2008	5

Notes to Financial Statements	6-12

Supplemental Schedule

Schedule H, line 4i- Schedule of Assets (Held at End of Year) December 31, 2008	13

Exhibit Index	14

23.1 — Consent of Independent Registered Public Accounting Firm	15

23.2 — Consent of Independent Registered Public Accounting Firm	16

Note:  All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of International Rectifier Corporation Retirement Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 26, 2009

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

International Rectifier Corporation Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS, LLP

Los Angeles, California

June 30, 2008

International Rectifier Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007

Assets
Investments, at fair value	$122,391,960	$170,501,501

Accrued income	373	2,342

Net assets reflecting investments at fair value	122,392,333	170,503,843

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	415,788	112,654

Net assets available for benefits	$122,808,121	$170,616,497

International Rectifier Corporation

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

(Deductions) additions
Investment income (loss)
Interest and dividend income	$3,808,063
Interest on participant loans	317,597
Net depreciation in the fair value of investments	(57,444,836)

(53,319,176)

Contributions
Employee	12,121,759
Employer	8,449,476

20,571,235

Benefits paid to participants	(15,039,438)
Administrative fees	(20,997)

Net decrease in net assets	(47,808,376)

Net assets available for benefits
Beginning of year	170,616,497

End of year	$122,808,121

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.                                      Description of the Plan

The following description of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

International Rectifier Corporation (the “Company” or “Plan Sponsor”) established the Plan on April 1, 1988.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

International Rectifier defines a 401k eligible employee as one who is on the US payroll (e.g., not a contractor, employee on assignment from an overseas location who is not being paid in the US) and meets the Company’s definition of benefits eligible (e.g., summer interns can be temporary employees on the US payroll, but because they are temporary workers they are not eligible for benefits).

Contributions

The Plan allows participants to make up to 40% of their compensation in pre-tax contributions, including catch-up contributions for participants over age 50, subject to the Internal Revenue Code (the “Code”) limits, and up to 40% of their compensation in after-tax contributions, not to exceed $11,000.  Participants can also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company’s matching contribution is 150% of the first $200 of the participant’s contribution, plus 50% of the next $5,400, with the aggregate matching contribution made by the Company, not to exceed $3,000 per participant in a Plan year.  In addition to the Company’s matching contribution, the Company may make discretionary contributions.  During the Plan year ended December 31, 2008, no such discretionary contributions were made.

Vesting

Participants are immediately vested in their contributions and the Company’s matching and discretionary contributions plus actual earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant contributions or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Programs

The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”).  All accounts are held in trust funds, Company unitized stock fund, collective investment trust, or a self-directed brokerage account, which primarily consists of cash and cash equivalents, common stock and mutual funds.  All accounts are invested in accordance with the terms of the Plan and investment options elected by Plan participants.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.                                      Description of the Plan (Continued)

A self-directed brokerage account was offered to Plan participants beginning in 2000 and enables Plan participants to purchase or sell individual securities within their accounts.  The Plan document defines the eligible securities the participants can invest in within the self-directed brokerage account.

The purchase and sale of Company stock is not permitted as an investment option for participants who use the brokerage link account. The custodian of the self-directed brokerage account is Fidelity Brokerage Service, Inc. (“Fidelity Brokerage”).  Fidelity Brokerage executes the investment transactions, collects interest and dividend income and retains custody of the investment securities within the guidelines of ERISA.

With the exception of the International Rectifier Unitized Stock Fund, participants may allocate their contributions and account balances to any or all of the investment fund options and the self-directed brokerage account.  Participants may transfer their account balances, or a portion thereof, from one fund to another or from a fund to the self-directed brokerage account.  However, all assets transferred from the self-directed brokerage account are first credited to a default fund designated by the Plan.  The participants may then transfer their account balances to other funds.  Participants may not make direct transfers from the Managed Income Portfolio into the self-directed brokerage account.

Participants may also allocate their contributions and account balances to a Collective Investment Trust, as amended, which includes the Prudential Stable Value Fund.  The purpose of the Collective Investment Trust is to comingle the assets of participating qualified retirement plans and trusts for investment purposes in order to bring about economy of administration and solely for fiduciary purposes.  Additionally, the Prudential Stable Value Fund is designed to provide plan participants with safety of principal and competitive, stable guaranteed returns. The Prudential Stable Value Fund is a combination of a group annuity contract issued by The Prudential Insurance Company of America (PICA) and a portfolio of assets held in trust for the exclusive benefit of plan participants.  Furthermore, amounts contributed to the Prudential Stable Value Fund are deposited to the Plan’s designated trust account.

Effective at the close of business December 15, 2008, the Plan Sponsor initiated the following changes to the Plan:

•                  Directed the Trustee to redirect all participant contributions directed to the Fidelity Managed Income Portfolio to be invested in Prudential Stable Value Fund.

•                  Directed the Trustee to liquidate all participant balances held in the Fidelity Retirement Government Money Market Portfolio at its net assets value on such day, to redirect all participant contributions directed to the Fidelity Retirement Government Money Market Portfolio after December 15, 2008 to be invested in the Prudential Stable Value Fund, and to permit no further investments in the Fidelity Retirement Government Money Market Portfolio as an investment option for the Plan after December 15, 2008.

Additionally, the Plan Sponsor has directed the Trustee, effective at the close of business on September 1, 2009, to liquidate all participant balances held in the Fidelity Managed Income Portfolio at its net asset value on such day, and to invest the proceeds in the Prudential Stable Value Fund at its net asset value on September 1, 2009.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.                                      Description of the Plan (Continued)

Profit Sharing

From fiscal year 2006, the Company implemented a process by which the Company might make profit sharing contributions (“PSC”) designed to ensure that all eligible employees continue to be rewarded for their contributions and share in the success of the Company.  This PSC is made pursuant to the provisions of Section 3.4 of the Plan regarding Discretionary Employer Contributions.  Following the contributions made during the 2008 plan year, the PSC was no longer in effect.

Each fiscal year, the Compensation Committee of the Board of Directors will determine the amount of the overall Discretionary Employer Contribution, if any, in its sole discretion.  For U.S. employees, any PSC payout is made directly to the Plan on a salary based allocation to each eligible employee.  During the 2008 plan year, the Company declared and made $8,557,536 of PSC contributions entirely related to the 2007 Company fiscal year ending July 1, 2007.

Participant Loans

The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance from the Plan during the prior twelve months.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with comparable prevailing rates as determined periodically.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefit Payments

A participant who is currently in service may withdraw all or a portion of his or her vested accounts after attainment of age 59 1/2.  A participant is limited to two withdrawals under this option during any twelve-month period.  Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant’s account, as defined by the Plan, unless the participant chooses to leave the account balance in the Plan.  A former employee participant may leave his or her account balance in the Plan if the balance exceeds $5,000 and the participant has not yet attained normal retirement age, while a currently employed participant may leave his or her account balance in the Plan as long as they remain a currently employed participant.  Benefits are recorded when paid.

Effective March 28, 2005, if the Participant’s distributable benefit is greater than $1,000 but equal to or less than $5,000, if the Participant does not affirmatively elect to have such benefit either (1) paid directly to an eligible retirement plan specified by the Participant in a direct rollover, or (2) paid to the Participant directly, then the Plan shall pay the distribution in a direct rollover to an individual retirement plan designated by the Plan.

2.                                      Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting and in accordance with U.S. generally accepted accounting principles

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

2.                                      Summary of Accounting Policies (Continued)

plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through the Prudential Stable Value Fund and the Fidelity Managed Income Portfolio, collective trusts.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). The Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 is discussed in Note 4 below.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common stock and other securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Investments

The Company’s investments are measured at fair value according to Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157).  (See Note 4)

Purchases and sales of securities are reflected on a trade date basis.  The basis for all securities sold is determined by average costs.  Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

3.                                      Investments

The following are investments that represent 5% or more of the Plan’s net assets at December 31:

	2008	2007

International Rectifier Common Stock**	*	$12,275,689
Fidelity Growth Company Fund	$15,530,749	26,325,703
Fidelity Value Fund	9,916,497	21,980,542
Fidelity Retirement Government Money Market Portfolio	—	18,249,506
Fidelity Diversified International Fund	7,705,061	16,846,729
Fidelity Managed Income Portfolio	14,400,323	10,478,818
Fidelity Low-Priced Stock Fund	*	10,313,076
Fidelity Intermediate Bond Fund	9,456,072	9,518,230
Prudential Stable Value Fund	22,183,406	—

* Investment balance is less than 5% of the Plan’s investments.

** Such common stock is held pursuant to the International Rectifier Unitized Stock Fund investment option.

For the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(57,444,836) as follows:

Mutual funds	$(48,916,345)
Company common stock	(6,836,098)
Self-directed brokerage account — Common stockand other	(1,692,393)

$(57,444,836)

4.                                      Fair Value Measurements

FASB Statement No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

•                  Level 1- Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•                  Level 2- Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs or other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•                  Level 3- Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

4.                                      Fair Value Measurements (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•                  Mutual Funds:  Valued at the net asset value of shares held by the Plan at year end, and are classified within Level 1 in the fair value hierarchy table below.

•                  Company Common Stock:  Valued at the closing price reported on the active market on which the individual securities are traded, and are classified within Level 1 in the fair value hierarchy table below.

•                  Participant Loans:  Valued at their outstanding balances, which approximate fair value and are classified within Level 3 in the value of hierarchy table below.

•                  Self-Directed Brokerage Account:  Valued based on quoted market prices on an active exchange or the underlying net asset values of the investments, and are classified within Level 1 in the fair value hierarchy table below.

•                  Collective Investment Trusts:  The investments include a Prudential Stable Value Fund and the Fidelity Managed Income Portfolio.  The Plan’s interests in the trusts are valued based on the net asset values reported by the trustee of the funds.  Fair values for the underlying assets of the Prudential Stable Value Fund were based on quoted prices in active markets or observable inputs used to value certain securities and contracts.  Fair values for the underlying assets of the Fidelity Managed Income Portfolio, a commingled trust fund are valued based on information reported by the investment advisor using the financial statements of the commingled trust at year end.  The Plan’s interest in these trusts are categorized as Level 2 in the fair value hierarchy table below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

4.                                      Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual funds	$73,370,925			$73,370,925
Company common stock	4,381,938			4,381,938
Self-directed brokerage account	3,829,643			3,829,643
Collective investment trusts		$36,583,729		36,583,729
Interest bearing cash		220,243		220,243
Participant loans			$4,005,482	4,005,482
Total assets at fair value	$81,582,506	$36,803,972	$4,005,482	$122,391,960

The following table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Fair value, beginning of year	$4,092,433
Purchases, sales, issuances and settlements, net	(86,951)
Fair value, end of year	$4,005,482

5.                                      Party-In-Interest Transactions

Certain of the Plan’s investments are shares of mutual funds managed by an affiliate of the trustee of the Plan.  In addition, Fidelity Brokerage, the custodian of the Plan’s self-directed brokerage account, executes the investment transactions within the self-directed brokerage account.  Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists.  Fees paid by the Plan for investment management services were nominal for the year ended December 31, 2008.

The Company also qualifies as a party-in-interest and absorbs certain administrative expenses of the Plan.  The Company paid $49,089 of administrative expenses on behalf of the Plan for the year ended December 31, 2008.  Such transactions with the Company qualify for a statutory exemption.  Participant loans are considered party-in-interest transactions, and thus qualify for statutory exemption.

The Plan also offers the International Rectifier Unitized Stock Fund investment option, which has been closed to additional investment during the 2007 plan year.  The International Rectifier Unitized Stock Fund is designed primarily for investment in common stock of the Company.  Transactions in this investment qualify as exempt party-in-interest transactions.

Under the International Rectifier Unitized Stock Fund, during the year ended December 31, 2008, the cost of purchasing International Rectifier common stock was $0 and sales proceeds were $835,554.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

6.                                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon a partial or complete termination of the Plan, the account balances of the participants are non-forfeitable and will be determined as of the termination date.

7.                                      Tax Status of the Plan

The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated August 1, 2008.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently in compliance with the applicable requirements of the code.  Therefore, the Company believes that the Plan qualified as tax-exempt for the year ended December 31, 2008.

8.                                      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$122,808,121	$170,616,497

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(415,788)	(112,654)
Net assets available for benefits per the Form 5500	$122,392,333	$170,503,843

The following is a reconciliation of net decrease in net assets per the financial statements for the year ended at December 31, 2008 to the net loss per the Form 5500:

Total net decrease in assets per financial statements	$(47,808,376)

Less: Adjustment from fair value for fully benefit-responsive investment contracts at December 31, 2008	(415,788)
Plus: Adjustment from fair value for fully benefit-responsive investment contracts at December 31, 2007	112,654
Total net loss per Form 5500	$(48,111,510)

Supplemental Schedule

International Rectifier Corporation

Retirement Savings Plan

EIN 34-6565596  PN 003

Schedule H, line 4i- Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Fidelity Growth Company Fund	Shares in Registered Investment Company	$15,530,749
*	Fidelity Value Fund	Shares in Registered Investment Company	9,916,497
*	Fidelity Diversified International Fund	Shares in Registered Investment Company	7,705,061
*	International Rectifier Unitized Stock Fund	Company Stock	4,381,938
*	International Rectifier Unitized Stock Fund	Cash	220,243
*	Fidelity Managed Income Portfolio	Shares in Commingled Trust Fund	14,400,323
*	Fidelity Low-Priced Stock Fund	Shares in Registered Investment Company	5,585,515
*	Fidelity Intermediate Bond Fund	Shares in Registered Investment Company	9,456,072
*	Spartan U.S. Equity Index Fund	Shares in Registered Investment Company	4,577,158
*	Fidelity Equity Income	Shares in Registered Investment Company	2,940,556
	T. Rowe Price Blue Chip Fund	Shares in Registered Investment Company	3,029,175
*	Fidelity Freedom 2020	Shares in Registered Investment Company	3,864,770
*	Fidelity Freedom 2030	Shares in Registered Investment Company	2,835,838
*	Fidelity Freedom 2010	Shares in Registered Investment Company	2,058,295
*	Fidelity Fund	Shares in Registered Investment Company	2,097,008
*	Fidelity Small Cap Stock Fund	Shares in Registered Investment Company	1,339,604
*	Fidelity Freedom 2040	Shares in Registered Investment Company	1,294,991
*	Fidelity Freedom Income	Shares in Registered Investment Company	475,677
*	Fidelity Freedom 2000	Shares in Registered Investment Company	663,959
	Brokeragelink	Self-Directed Brokerage Account	3,829,643
	Prudential Stable Value	Shares in Commingled Trust Fund	22,183,406
*	Participant loans	Interest rates range from 6.50% to 9.25% and maturing between January 2007 and September 2017.	4,005,482
			$122,391,960

International Rectifier Corporation

Retirement Savings Plan

Exhibit Index

Exhibit	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm